Securities and Exchange Commission

                              Washington, DC 20549

                  Under the Securities and Exchange Act of 1934
                                  Schedule 13G

                         Global Crossing Holdings, Ltd.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities )

                                    G3921A100
                                 (CUSIP NUMBER)

                    Date of Event which Requires this filing
                               February 14, 1999

     Check the Appropriate Box to designate the Rule pursuant to which this schedule is filed:
                                    13d-1(d)

1)         Name of Reporting Person:        Continental Casualty Company

           SS or IRS Identification         36-2114545
           Nos. of Above Persons:

2)         Check the Appropriate Box     (a)       (b) X
           If A Member of Group
           (See Instructions)

3)         SEC Use Only

4)         Citizenship or Place of Organization      Illinois

           Number of             (5)  Sole Voting               0
           Shares
           Beneficially Owned    (6)  Shared Voting             0
           by Each Reporting
           Person With:          (7)  Sole Dispositive Power    0

                                 (8)  Shared Dispositive Power: 0

9)         Aggregate Amount Beneficially
           Owned by Each Reporting Person                       0

10)        Check if the Aggregate Amount in Row (9)
           Excludes Certain Shares (See Instructions)           Yes

11)        Percent of Class
           Represented By Amount in Row 9                       0.0%

12)        Type of Reporting
           Person (See Instructions)                            IC

Under Illinois Law, assets owned by Continental Casualty Company, an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with any other party or beneficial ownership is made solely as a consequence of SEC interpretations. Continental Casualty Company, Global Crossing Trust 1998, Global Crossing Partners, and Hillel Weinberger, individually, specifically disclaim beneficial ownership of the securities identified herein owned by any other party. The parties to this filing specifically disclaim that they operate as a "group" within the meaning of the Securities Exchange Act of 1934.

1)         Name of Reporting Person:        Global Crossing Trust 1998

           SS or IRS Identification         13-7143668
           Nos. of Above Persons:

2)         Check the Appropriate Box     (a)       (b) X
           If A Member of Group
           (See Instructions)

3)         SEC Use Only

4)         Citizenship or Place of Organization      New York

           Number of             (5)  Sole Voting Power         0
           Shares
           Beneficially Owned    (6)  Shared Voting Power       0
           by Each Reporting
           Person With:          (7)  Sole Dispositive Power    0

                                 (8)  Shared Dispositive Power: 0

9)         Aggregate Amount Beneficially
           Owned by Each Reporting Person                       0

10)        Check if the Aggregate Amount in Row (9)
           Excludes Certain Shares (See Instructions)           Yes

11)        Percent of Class
           Represented By Amount in Row 9                       0.0%

12)        Type of Reporting
           Person (See Instructions)                            00

Under Illinois Law, assets owned by Continental Casualty Company, an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with any other party or beneficial ownership is made solely as a consequence of SEC interpretations. Continental Casualty Company, Global Crossing Trust 1998, Global Crossing Partners, and Hillel Weinberger, individually, specifically disclaim beneficial ownership of the securities identified herein owned by any other party. The parties to this filing specifically disclaim that they operate as a "group" within the meaning of the Securities Exchange Act of 1934.

1)         Name of Reporting Person:        Global Crossing Partners

           SS or IRS Identification         ###-##-####
           Nos. of Above Persons:

2)         Check the Appropriate Box     (a)       (b) X
           If A Member of Group
           (See Instructions)

3)         SEC Use Only

4)         Citizenship or Place of Organization   New Jersey

           Number of             (5)  Sole Voting Power         0
           Shares
           Beneficially Owned    (6)  Shared Voting Power       0
           by Each Reporting
           Person With:          (7)  Sole Dispositive Power    0

                                 (8)  Shared Dispositive Power: 0

9)         Aggregate Amount Beneficially
           Owned by Each Reporting Person                       0

10)        Check if the Aggregate Amount in Row (9)
           Excludes Certain Shares (See Instructions)           Yes

11)        Percent of Class
           Represented By Amount in Row 9                       0.0%

12)        Type of Reporting
           Person (See Instructions)                            PN

Under Illinois Law, assets owned by Continental Casualty Company, an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with any other party or beneficial ownership is made solely as a consequence of SEC interpretations. Continental Casualty Company, Global Crossing Trust 1998, Global Crossing Partners, and Hillel Weinberger, individually, specifically disclaim beneficial ownership of the securities identified herein owned by any other party. The parties to this filing specifically disclaim that they operate as a "group" within the meaning of the Securities Exchange Act of 1934.

1)         Name of Reporting Person:        Hillel Weinberger

           SS or IRS Identification         ###-##-####
           Nos. of Above Persons:

2)         Check the Appropriate Box     (a)       (b) X
           If A Member of Group
           (See Instructions)

3)         SEC Use Only

4)         Citizenship or Place of Organization      United States

           Number of             (5)  Sole Voting               21,087,585
           Shares
           Beneficially Owned    (6)  Shared Voting             243,315
           by Each Reporting
           Person With:          (7)  Sole Dispositive Power    21,087,585

                                 (8)  Shared Dispositive Power: 243,315

9)         Aggregate Amount Beneficially
           Owned by Each Reporting Person                       21,330,900

10)        Check if the Aggregate Amount in Row (9)
           Excludes Certain Shares (See Instructions)

11)        Percent of Class
           Represented By Amount in Row 9                       10.4%

12)        Type of Reporting
           Person (See Instructions)                            IN

Under Illinois Law, assets owned by Continental Casualty Company, an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with any other party or beneficial ownership is made solely as a consequence of SEC interpretations. Continental Casualty Company, Global Crossing Trust 1998, Global Crossing Partners, and Hillel Weinberger, individually, specifically disclaim beneficial ownership of the securities identified herein owned by any other party. The parties to this filing specifically disclaim that they operate as a "group" within the meaning of the Securities Exchange Act of 1934.

Item 1(a)  Name of Issuer.          Global Crossing Holdings Ltd.

Item 1(b)  Address of Issuer's Principal Executive Offices

                        Global Crossing Holdings Ltd.
                        Wessex House
                        45 Reed Street
                        Hamilton, 11M12
                        BERMUDA

Item 2(a)  Name of Persons Filing.          Continental Casualty Company
                                            Global Crossing Trust 1998
                                            Global Crossing Partners
                                            Hillel Weinberger

Item 2(b)  Address of Principal Business Office:

           Continental Casualty Company - CNA Plaza, Chicago, Illinois 60685 Global Crossing Trust 1998 - 667 Madison Avenue, New York, NY 10021 Global Crossing Partners - 667 Madison Avenue, New York, NY 10021
           Hillel Weinberger          - 667 Madison Avenue, New York, NY 10021


Item 2(c)  Citizenship:

           Continental Casualty Company - State of Illinois
           Global Crossing Trust 1998   - State of New York
           Global Crossing Partners     - State of New Jersey
           Hillel Weinberger            - United States


Item 2(d)  Title of Class of Securities

                                            Common Stock

Item 2(e)  CUSIP Number.                    G3921A100

Item 3. The person filing this statement pursuant to Rule 13-1(b) or 13d-2 are each:

           Inapplicable


Item 4.     Ownership.

Under Illinois Law, assets owned by Continental Casualty Company, an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with any other party or beneficial ownership is made solely as a consequence of SEC interpretations. Continental Casualty Company, Global Crossing Trust 1998, Global Crossing Partners, and Hillel Weinberger, individually, specifically disclaim beneficial ownership of the securities identified herein owned by any other party. The parties to this filing specifically disclaim that they operate as a "group" within the meaning of the Securities Exchange Act of 1934.

                                 Continental  Global       Global
                                 Casualty     Crossing     Crossing  Hillel
                                 Company      Trust 1998   Partners  Weinberger

(a)   Amount Beneficially Owned: 0            0            0         21,330,900

(b)   Percent of Class           0.0%         0.0%         0.0%      10.4

Item 4.

                                    Continental Global      Global
                                    Casualty    Crossing    Crossing  Hillel
                                    Company     Trust 1998  Partners  Weinberger


(c)   Number of shares as to which such person has:

     (i)   sole power to vote or
           to direct the vote       0           0           0         21,087,585


     (ii)  shared power to vote
           or to direct vote        0           0           0         243,315

    (iii)  sole power to dispose or
           to direct disposition of 0           0           0         21,087,585

     (iv)  shared power to dispose
           or to direct disposition 0           0           0         243,315

As the trustee of the Trust holding investment authority for the trust assets, and as manager of the portfolio of Continental Casualty Company holding the securities of the issuer, Mr. Weinberger is deemed, under SEC interpretations, to have the sole power to vote and dispose of the issuer's securities held by those entities.

As one of two general partners of the Partnership, Mr. Weinberger is deemed, under SEC interpretations, to share the power to vote and dispose of the issuer's securities held by the Partnership.



Item 5.    Ownership of Five Percent or Less of a Class.

           Inapplicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Inapplicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.

           Inapplicable.

Item 8.    Identification and Classification of Members of the Group.

           Inapplicable.

Item 9.    Notice of Dissolution of the Group.

           Inapplicable.

Item 10.   Certification of Continental Casualty Company.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


February 17, 1999
             Date

/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Senior Vice President, Secretary and General Counsel

Item 10.   Certification of Global Crossing Trust 1998.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

February 17, 1999
             Date

/s/ Hillel Weinberger
             Signature

Hillel Weinberger
Trustee

Item 10.   Certification of Global Crossing Partners.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


February 17, 1999
             Date




/s/     Hillel Weinberger
             Signature

Hillel Weinberger
General Partner

Item 10.   Certification of Hillel Weinberger.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


February 17, 1999
             Date

/s/ Hillel Weinberger
             Signature

Hillel Weinberger

                                    Exhibit 1

Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-l(f) of the Securities and Exchange Act of 1934, as amended, on behalf of each of the undersigned.


CONTINENTAL CASUALTY COMPANY

/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Senior Vice President, Secretary and General Counsel


GLOBAL CROSSING TRUST 1998

/s/ Hillel Weinberger
             Signature

Hillel Weinberger
Trustee


GLOBAL CROSSING PARTNERS

/s/ Hillel Weinberger
            Signature

Hillel Weinberger
General Partner


Hillel Weinberger, Individually

/s/ Hillel Weinberger
            Signature

Hillel Weinberger